Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4
of the Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I,
Foster Wheeler Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO, when it is filed. These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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FILING OF S-4 WITH SECURITIES AND EXCHANGE COMMISSION (SEC) TALKING POINTS

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  On April 12, 2004 Foster Wheeler filed the terms of the company's proposed equity for debt exchange with the SEC.

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  This filing represents an important step in the company's balance sheet restructuring.

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  The exchange will provide Foster Wheeler with a stronger financial position and improved financial flexibility to support its global operating businesses.

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  If executed as proposed, and at minimum required participation levels, the exchange would:

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  Reduce existing debt by nearly $500 million;

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  Extend the maturities on $150 million of debt to 2011, which now becomes the earliest material debt maturity date;

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  Reduce annual interest expense by approximately $30 million;

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  Facilitate arrangement of new credit agreement/letter of credit facility.

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  The proposed offer, as described in the registration statement includes:

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  The exchange of senior secured debt due 2005 for a combination of equity and new senior secured debt due 2011;

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  The exchange of convertible debt and Robbins bonds for equity;

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  The exchange of trust preferred securities for cash or equity at the option of the holder.

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  In addition, a group of institutional holders of Foster Wheeler debt securities have agreed to purchase $120 million of new senior secured notes due 2011, contingent on the closing of the exchange offer on terms satisfactory to such institutional holders. The proceeds will be used to repay the term and revolving debt outstanding under Foster Wheeler's existing credit agreement.

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  Completion of the offer is subject to, among other things, clearance of the registration statement by the SEC and state securities commissions, and attaining certain minimum participation thresholds.

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  Targeting approval by SEC (effective date) by early May

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  Once the S-4 "goes effective," the company will solicit the holders of its securities

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  Goal is to reach at least minimum thresholds and complete exchange by the end of May

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